4
1
<SROS>
<REPORTING-OWNER>
  0001214285
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Metal Management, Inc.
  0000795665
  <IRS-NUMBER>94-2835068
</SUBJECT-COMPANY>
<PERIOD>02/25/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Proler, William T
   2 South Briar Hollow #1


   Houston, TX  77027
2. Issuer Name and Ticker or Trading Symbol
   Metal Management, Inc. (MLMG)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/25/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Member of Executive Management
   Committee
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                              07/18/02    J        56            A                              D  Direct
Common Stock (1)                              08/14/02    J        1             A               548            D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Series A Warrants (right to    $21.500         07/18/02       J         417 (2)                           07/18/02     06/29/06
buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Series A Warrants (right to    07/18/02  Common Stock                   417                       4,102         D   Direct
buy) (1)

Explanation of Responses:

(1)
Reflects the issuance of common stock, par value $0.01 per share, and warrants to acquire common stock (designated as "Series A Warr ants") of reorganized Metal Management, Inc. ("MTLM") to the reporting person in accordance with the First Amended Joint Plan of Reo rganization of MTLM, dated May 4, 2001 and effective June 29, 2001 (hereinafter, the "Plan").  Pursuant to the Plan, all securities of MTLM held by the reporting person as of June 29, 2001 have been cancelled.
(2)
The Series A Warrants are immediately exercisable at a price per share equal to the total amount of liabilities (allowed under Class
 6 of the Plan) converted into Common Stock in accordance with the Plan divided by 10,000,000.   Currently, the exercise price is es
timated to be $21.50 per share.

SIGNATURE OF REPORTING PERSON
/S/ By: Amit N. Patel
    For: William T. Proler
DATE 02/25/03